UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 26, 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s representation substantially in the form presented from time to time to investors and others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
General Counsel

Dated: January 26, 2010

www.bphx.com
The Legacy Modernization Company

December 2009

Disclaimers
  This presentation contains forward looking statements. Such statements invoke various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company products, successful implementation of the company products, competitive factors, the ability to manage the company’s growth, and the ability to recruit additional personnel.
Safe Harbor
BluePhoenix Proprietary and Confidential
This document may be used in its complete form only, and is solely for the use of
BluePhoenix employees and authorized personnel. The material herein is proprietary to
BluePhoenix and any unauthorized reproduction of any part thereof is strictly prohibited. In consideration of the receipt of this document and the associated literature, the recipient agrees not to disclose or otherwise use or make this document available to individuals outside the group directly responsible for the evaluation of its contents, or any third party.

Company Overview
The BluePhoenix Vision
To strengthen our leadership in the legacy modernization market by supplying highly automated migration tools and services that provide added business value and rapid ROI to our customers
NASDAQ & TASE: BPHX
Main Offices:
  Cary, NC and San Antonio, TX
  Copenhagen, Denmark
 St. Petersburg, Russia
  Herzliya, Israel
# of Employees:
  ~700 (~270 OffShore)
  Russia
  Cyprus
  UK
  Italy
  San Antonio,
TX
 Cary, NC
  New York
  India
  Israel
  Denmark
  Romania
 Germany

Company at a Glance
  Leader in fast growing modernization market
  Large market opportunity ($15 billion through 2015)
  Wide-range of proven automated tools & solutions
  Global blue-chip customer base
  Proven consolidator with future M&A possibilities

Modernizing the Enterprise
Any
Legacy
Modern
Oracle, Microsoft, DB2
Java, ..NET,
Visual RPG
.NET, Unix, Linux
Any
BluePhoenix
Tools & Services

Key Drivers for Legacy Modernization
  Cost - Downturn economy drives the need to modernize legacy IT systems as a significant portion of these budgets are allocated to the maintenance.
  The skills crisis - Organizations should not be surprised to find that
 25% to 30% of their employees with legacy skills will be eligible to retire in the next three years.
  The agility gap — IT teams are struggling to match business user demands for changes in services, particularly at the application level.
  Technology obsolescence/opportunity — Older technologies can move out of support, as vendors focus their attention on fighting for market share with newer releases.
  Portfolio diversity — Most IT management teams are trying to manage too many different systems, incurring substantial additional costs through unnecessary diversity.
 Gartner Research: Key Issues for IT Modernization, February 2008

Business Focus
Legacy
Modernization
AS/400 & System i
Modernization
'000s of Legacy
Databases &
Applications
Platform Migration
$15B Market
Through 2015
$500K Average
Project Size
Service Based on
Automated Tools
Modernization +
Application
Development
& Maintenance
Recurring
Revenue
Ongoing Cash
Flow
Professional
Services
Large Market
Opportunity
AS/400 Sales in
Decline
~ 500K AS/400 WW
$25K Entry Point
Product Based

BluePhoenix Leading Legacy Modernization
  "A strong modernization offering that should be on
 anyone's shortlist."
  "Particularly strong client bases in the banking and
 financial services, insurance, automotive and
 government industries.”
  “One of the most impressive customer reference
 stories: Merrill Lynch.”
  “Brings together several tools to automate the
 modernization of legacy applications with a strong
 methodology and an experienced team of
 modernization specialists."

Selected Customers (*)
(*) Partial list

Selected Solution Partners
ADVANCED

Competitive Landscape
  Need to convince CIOs to do the project on their watch
  “Competition” form IT departments that maintain old systems
  BluePhoenix advantage: demonstrated ROI and operational improvements
Internal IT
Departments
  Labor-based solutions
  Companies such as TCS (Tata Consulting Services), WIPRO, Patni, and
 Infosys
  BluePhoenix advantage: Proven, automated tools that give the client visibility into the process and the opportunity to test the solution prior to implementation
  Small software and services companies
  Solutions for certain problem that clients face
  BluePhoenix advantage: “one-stop shop” with comprehensive solutions for a wide range of client demands
Indian Offshore
Companies
  Companies such as IBM, Accenture, Capgemini, and EDS
  Competition, but also partners
  BluePhoenix advantage: Proprietary tools that are more advanced than the capabilities of System Integrators; BluePhoenix competes against System
 Integrators and acts as a subcontractor for System Integrators
System
Integrators
Small
“Mom & Pops”

Strategic Agenda
Double the company over the next 4 years
  Aggressive expansion via direct sales and marketing
  Partner with global and local SI’s and technology suppliers
  Focus on selling our tools to SI’s as S/W license
  Acquisition of complementary tools and technologies
  Expansion of offshore facilities for R&D and delivery
  Continuous cost reductions via efficiency improvements plans and lower cost resources

Financial Overview

Revenue Growth
* Non GAAP - Excluding discontinued operations

Statement of operations- Non GAAP
Quarter	Q3/2008	Q4/2008	Q1/2009	Q2/2009	Q3/2009
(USD in thousands, except per share data )
Revenue	$22,029	$22,652	$20,500	$19,050	$18,688
Gross margin	54%	59%	59%	54%	55%
Operating profit (loss)	(170) (1%)	2,476 11%	2,614 13%	1,326 7%	1,498 8%
Net profit (loss)	(1,354) (6%)	1,429 6%	1,371 7%	1,193 6%	1,012 5%
Diluted EPS	(0.06)	0.07	0.07	0.06	0.05
# Shares	21,368	21,230	20,902	20,903	21,337

Balance Sheet
	December 31, 2008	September 30, 2009
Cash and cash equivalents	30,308	23,812
Current assets	62,180	53,748
Total assets	139,987	130,100
Current liabilities	29,820	23,806
Total liabilities	46,665	38,797
Equity	93,322	91,303
Current ratio	2.09	2.26

Thank You
NASDAQ and TASE: BPHX
www.bphx.com